EXHIBIT 99.1

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

NEWS RELEASE

Kinross funds one million meals to combat hunger
Launch event at University of Guelph aims to pack 200,000 meals for Mauritania

Toronto, Ontario, September 7, 2012 – Kinross Gold Corporation (TSX: K; NYSE: KGC) announced today its support for the University of Guelph’s Fight Against Hunger program to pack one million meals by the end of 2013. Kinross is providing $100,000 to supply food for all the meal packs.

To kick off the program, on Saturday, September 8th, 2012, the University of Guelph is organizing a World Record Event to Fight Hunger. The event’s goal is to pack 200,000 emergency relief meal packs in one hour with approximately 1,500 volunteers, including Kinross employees. The meals will be shipped to the West African country of Mauritania to help combat a food crisis caused by a severe drought that has affected millions of people in the Sahel region.

“There is an immediate and critical humanitarian need in Mauritania, and we’re excited to be a part of this Fight Against Hunger event” said Ed Opitz, Vice-President, Corporate Responsibility.

“We approached Kinross regarding this initiative and are delighted that they’ve provided their support,” said University of Guelph President Alastair Summerlee. “The program will help the most at-risk groups during this food crisis.”

Kinross has supported a number of social and community initiatives in Mauritania, where it operates the Tasiast mine. Significant commitments to date include $10 million to assist the government in building the country’s first mining school, and $2.5 million to build and help equip a new Medical Emergency Centre.

About Kinross Gold Corporation

Kinross is a Canadian-based gold mining company with mines and projects in Brazil, Canada, Chile, Ecuador, Ghana, Mauritania, Russia and United States, employing approximately 8,000 people worldwide.

Kinross maintains listings on the Toronto Stock Exchange (symbol:K) and the New York Stock Exchange (symbol:KGC).

Media Contact
Steve Mitchell
Vice-President, Corporate Communications
phone: 416-365-2726
steve.mitchell@kinross.com

www.kinross.com